July 24, 2024

Michael Cotoia
Chief Executive Officer
Toro CombineCo, Inc.
275 Grove Street
Newton, Massachusetts 02466

       Re: Toro CombineCo, Inc.
           Registration Statement on Form S-4
           Filed June 27, 2024
           File No. 333-280529
Dear Michael Cotoia:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4
Voting by TechTarget Directors and Executive Officers, page 90

1. Please include the disclosure required by Item 3(h) of Form S-4. Background of the Transactions, page 98

2. Please expand your disclosures regarding the background of the transaction to include:
           any discussions with Informa about the potential loss of clients in the near future or any other events that may materially affect the NewCo prospects or its financial projections for future performance of the business;
           any discussions relating to the assumptions underlying any target projections;
           whether there were any valuations or other material information about the companies involved in this transaction provided to potential investors that have not been disclosed publicly;
           the negotiation of any contingent payments to be received by target shareholders; and
 July 24, 2024
Page 2

             the negotiation of any arrangements whereby any shareholder agrees to waive its redemption rights.
Projected Financial Data, page 120

3. We note your disclosure that "the Forecasts reflect numerous estimates and assumptions made by the management." Please include here a summary of key assumptions. Also, to the extent your forecasts reflect more than simple growth rates, explain why these rates are reasonable and disclose the limitations presented by the difficulty in sustaining significant growth rates over a long period of time. Please refer to Items 10(b)(2) and
       (b)(3)(i) of Regulation S-K.
U.S. Federal Income Tax Consequences of the Transactions, page 145

4. We note your disclosure that for U.S. federal income tax purposes, the Transactions are intended to constitute a transaction that is described in Section 351 of the Internal
       Revenue Code. If you believe the Transactions qualify as a transaction that is described in
       Section 351 of the IRC, please file a legal opinion supporting such a conclusion.
       Alternatively, revise your current disclosure, both here and elsewhere, to first make clear that it is uncertain whether the Transactions will qualify as a Section 351 transaction and then discuss the potential consequences to shareholders if the
Transactions: (1) do not
       qualify as a Section 351 transaction; and (2) qualify as a Section 351 transaction.
       Additionally, please revise to clearly and plainly state what a transaction described in
       Section 351 of the IRC is.
Term Loan Credit Facility, page 207

5. We note that prior to the closing, you intend to enter into a revolving credit facility or other senior lending facility. Please revise to provide an update on the status of this plan and clarify whether you intend to enter into this facility prior to the effectiveness of this registration statement.
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 5. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 220

6. Please explain further the basis for pro forma adjustments 5(i), 6(e) and 7(f). In this regard, you state that pursuant to the terms of the Transaction Agreement, Informa will assume contingent consideration liabilities. Clarify whether the reference here to Informa is to Informa PLC and if so, tell us why Informa is assuming contingent consideration on businesses that were contributed as part of the Merger Agreement. Also, tell us where you include a discussion of these terms in the filing and specifically in the Transaction
       Agreement section beginning on page 162.
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Page 3
Note 7. Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Income for the Year Ended December 31, 2023, page 225

7. Your disclosure on page 165 indicates that the vesting for various TechTarget Incentive
       Awards (e.g., TechTarget Options, Pre-Signing TechTarget RSU, TechTarget
RSU) will
       accelerate upon effectiveness of the Merger. Please tell us how you considered an adjustment to reflect the additional compensation expense in your pro forma financial statements for the acceleration of these awards, or revise. Refer to Rule 11-02(a)(6)(i)(B)
       of Regulation S-X.
8. Your adjustment 7(e) states that TechTarget estimates incurring non-recurring transaction costs of $24,344 thousand related to the Transactions within 12 months from the Closing
       Date. Please also disclose the amount of transaction costs that are expected to be incurred by Informa Tech Digital Businesses (the Business), and your consideration to include an adjustment for such costs, if any, in your pro forma financial statements.
Business
Supplemental Historical and Unaudited Non-GAAP Pro Forma Information, page 287

9. We note your reference to "non-GAAP Pro Forma" in the table on page 288, however, the table does not include any non-GAAP information. Please explain or revise. In addition, we note the adjustment for group allocation costs in the reconciliation on page 290, which include costs related to finance, legal, human resources and investor relations that will be provided by TechTarget after the Merger. Tell us how this adjustment differs from a pro forma management adjustment pursuant to Rule 11-01(a)(7) of Regulation S-X that typically would only be presented in the footnotes to pro forma financial information presented under Article 11 of Regulation S-X. Please explain or revise to remove this adjustment. Refer also to Question 100.01 of the Non-GAAP C&DIs. Management's Discussion and Analysis of Financial Condition and Results of Operations of the
Informa Tech Digital Businesses
Overview, page 303

10. We note that the Business significantly revised the fair value of contingent consideration attributable to Industry Dive and recorded a goodwill impairment charge during fiscal
       2023 due to continued macro-economic challenges resulting in revised long-term revenue projections for this business. Please tell us whether the decline in such revenue projections is a known trend or uncertainty that is reasonably likely to have a material impact on revenue or income from continuing operations. If so, revise to include a discussion of this potential trend in the Overview section. Refer to Item 303(b)(2)(ii)(B) of Regulation S-X.
Informa Tech Digital Businesses of Informa PLC Audited Annual Combined
Financial
Statements
Note 2. Significant accounting policies
Revenue, page FS-15

11. Please tell us and revise to disclose the contract terms for each of your revenue streams
       (i.e., marketing, advertising services and sponsorship, intelligence subscription services, etc.). For the marketing, advertising services and sponsorship arrangements in which revenue is recognized as advertisements are delivered or when qualified leads or
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Page 4

       impressions are delivered, clarify how you determine the amount to be recognized upon each event throughout the term of the contract.
Note 12. Related party transactions, page FS-35

12. You state that the allocation of certain general corporate expenses may not reflect the amounts that would have been incurred if the Business had operated on a standalone basis. Since agreements with related parties are by definition not at arms-length and may be changed at any time, please revise to disclose management's estimate of what the expenses would have been on a stand-alone basis for each period presented, if practicable and materially different than the results provided. Alternatively, revise to state, if true, that it is not practicable to estimate such costs. Refer to Question 2 of SAB Topic 1.B.1.
General

13. Please revise to disclose expected beneficial ownership information for the combined company.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-551-3574 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Andrew Alin